UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FOSSIL, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Shares of Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

349882100

(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Randy S. Hyne
Vice President, General Counsel and Secretary
2280 N. Greenville Avenue
Richardson, Texas 75082
(972) 234-2525

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Thomas H. Yang
Haynes and Boone, LLP
901 Main Street, Suite 3100
Dallas, Texas 75202
(214) 651-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$7,361,724	$227

*                 The “transaction valuation” set forth above is based on the Black-Scholes option valuation model, and assumes that all outstanding options eligible for tender, covering a total of 909,587 shares of common stock of Fossil, Inc., will be amended pursuant to this Offer, which may not occur.

**          The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory No. 6 for fiscal year 2007, equals $30.70 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

☐            Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by Fossil, Inc., a Delaware corporation (the “Company”), to amend certain options or portions of options to purchase shares of the Company’s common stock which were granted under the Company’s 2004 Long-Term Incentive Plan, formerly known as the 1993 Long-Term Incentive Plan (the “Plan”), that: (i) have exercise prices per share that were less than the fair market value per share of the common stock underlying the option on the date that the Company believes is such option’s grant date for purposes of Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A,” and such date the “Grant Date”), (ii) were unvested as of December 31, 2004, and (iii) are outstanding (unexercised and not terminated) as of the last date on which the Offer remains open for acceptance (such options, the “Eligible Options”). Eligible employees are those employees of the Company or one of its subsidiaries as of the last date on which the Offer remains outstanding who are subject to United States federal income taxes.

Eligible employees may elect to (i) have Eligible Options amended (“Amended Option”) to increase the original exercise price of each such Eligible Option to a new exercise price (“New Exercise Price”) equal to the fair market value of a share of the Company’s common stock on the Grant Date, and (ii) receive a cash payment with respect to such Amended Options equal to the difference between the New Exercise Price of the Amended Option and the original exercise price of each Eligible Option, multiplied by the number of shares subject to the New Exercise Price, less applicable tax withholding. The cash payments will be made on the first payroll date following January 1, 2008. The delay in the cash payments is required in order to avoid adverse tax consequences under Section 409A.

The amendment of the Eligible Options will be made pursuant to the terms and subject to the conditions set forth in: (i) the Offer to Amend Eligible Options, dated August 14, 2007, attached hereto as Exhibit (a)(1)(a) (the “Offer to Amend”), (ii) the Election Form, attached hereto as Exhibit (a)(1)(b), and (iii) the Withdrawal Form, attached hereto as Exhibit (a)(1)(c). These documents, as they may be amended or supplemented from time to time, constitute the “Disclosure Documents.”

The information contained in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated by reference in answer to the items required in this Schedule TO.

The Offer is being made for compensatory purposes in order to minimize or avoid potentially material adverse personal tax consequences to eligible employees. The Offer is being made in compliance with the relief granted by the staff of the Division of Corporation Finance of the Securities and Exchange Commission pursuant to Exemptive Order for Issuer Exchange Offers that are Conducted for Compensatory Purposes issued on March 21, 2001 and pursuant to Exemptive Relief Letter provided to Chordiant Software, Inc. dated March 26, 2007.

Item 1. Summary Term Sheet.

The information set forth in the Offer to Amend under “Summary Term Sheet and Questions and Answers” is incorporated herein by reference.

Item 2.           Subject Company Information.

(a)                                  Name and Address.

The name of the issuer is Fossil, Inc. The address of its principal executive office is 2280 N. Greenville Avenue, Richardson, Texas 75082, and the telephone number at that address is (972) 234-2525.

(b)                                 Securities.

This Tender Offer Statement on Schedule TO relates to the Eligible Options. As of August 14, 2007, Eligible Options to purchase up to a total of 909,587 shares of common stock of the Company were outstanding. The information set forth in the Offer to Amend under “Summary Term Sheet and Questions and Answers” and “The Offer—Number of options and amount of consideration; Expiration Date” is incorporated herein by reference.

(c)                                  Trading Market and Price.

The information set forth in the Offer to Amend under “The Offer—Price range of shares underlying the options” is incorporated herein by reference.

Item 3.           Identity and Background of Filing Person.

Name and Address.

The Company is the filing person. The information set forth under Item 2(a) above and in the Offer to Amend under “The Offer—Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 4.           Terms of the Transaction.

(a)                                  Material Terms.

The information set forth in the Offer to Amend under “Summary Term Sheet and Questions and Answers” and “The Offer” is incorporated herein by reference.

(b)                                 Purchases.

The information set forth in the Offer to Amend under “The Offer—Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 5.           Past Contacts, Transactions, Negotiations and Arrangements.

Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Amend under “The Offer—Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 6.           Purposes of the Transaction and Plans or Proposals.

(a)                                  Purposes.

The information set forth in the Offer to Amend under “Summary Term Sheet and Questions and Answers” and “The Offer—Purpose of the Offer” is incorporated herein by reference.

(b)                                 Use of Securities Acquired.

The information set forth in the Offer to Amend under “Summary Term Sheet and Questions and Answers,” “The Offer—Acceptance of options for amendment and cash payments” and “The Offer—Status of options amended pursuant to the terms of the Offer; accounting consequences of the Offer” is incorporated herein by reference.

(c)                                  Plans.

The information set forth in the Offer to Amend under “The Offer—Purpose of the Offer” is incorporated herein by reference.

Item 7.           Source and Amount of Funds or Other Consideration.

(a)                                  Source of Funds.

The information set forth in the Offer to Amend under “The Offer—Source and amount of consideration; terms of Amended Options” is incorporated herein by reference.

(b)                                 Conditions.

The information set forth in the Offer to Amend under “The Offer—Conditions of the Offer” is incorporated herein by reference.

(c)                                  Borrowed Funds.

Not applicable.

Item 8.           Interest in Securities of the Subject Company.

(a)                                  Securities Ownership.

The information set forth in the Offer to Amend under “The Offer—Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

(b)                                 Securities Transactions.

The information set forth in the Offer to Amend under “The Offer—Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 9.           Person/Assets, Retained, Employed, Compensated or Used.

Solicitations or Recommendations.

Not applicable.

Item 10.    Financial Statements.

(a)                                  Financial Information.

The information set forth or incorporated by reference in the Offer to Amend under “The Offer —Information concerning Fossil,” “—Additional information” and “—Financial statements” is incorporated herein by reference. The Company’s Annual Report on Form 10-K for the fiscal year ended January 6, 2007 and our unaudited consolidated financial statements under “Part I – Item 1 – Financial Statements” in our quarterly report on Form 10-Q for our quarterly period ended April 7, 2007, filed with the SEC on August 8, 2007 are incorporated by reference herein and can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b)                                 Pro Forma Information.

Not applicable.

Item 11.    Additional Information.

(a)                                  Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Amend under “The Offer—Legal matters; regulatory approvals” is incorporated herein by reference.

(b)                                 Other Material Information.

Not applicable.

Item 12.    Exhibits.

Exhibit Number	Description

(a)(1)(a)	Offer to Amend Eligible Options, dated August 14, 2007.
(a)(1)(b)	Election Form.
(a)(1)(c)	Withdrawal Form.
(a)(1)(d)	Forms of Confirmation E-mail or Letter.
(a)(1)(e)	Form of Reminder E-mails or Letters to Eligible Employees.
(a)(1)(f)	Form Amendment to Stock Option Agreements.
(a)(1)(g)	Form of Notice of Acceptance of Options for Amendment.
(a)(1)(h)	Form of Addendum Listing Eligible Options.
(a)(1)(i)	Form of Cover Memorandum to Employees.
(a)(1)(j)	Power point presentation to employees describing offer to amend.
(b)	Not Applicable.
(d)

2004 Long-Term Incentive Plan of Fossil, Inc., as amended (incorporated by reference to Exhibit 10.2 of the Company’s Registration Statement of Form S-1, registration no. 33-45357, filed with the Securities and Exchange Commission;

Exhibits 10.8 and 10.9 of the Company’s Report on Form 10-K for the year ended January 1, 2005; Exhibit 4.1 of the Company’s Report on Form 10-Q for the quarterly period ended July 7, 2001; Exhibits 10.21 and 10.22 of the Company’s Report on Form 10-K for the year ended December 31, 2005; and Exhibit 10.1 of the Company’s Current Report on Form 8-K, dated May 24, 2006).

(g)	Not Applicable.
(h)	Not Applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Tender Offer Statement on Schedule TO is true, complete and correct.

FOSSIL, INC.

	By:	/s/ Kosta N. Kartsotis
Kosta N. Kartsotis
Chief Executive Officer

Date: August 14, 2007

i

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(a)	Offer to Amend Eligible Options, dated August 14, 2007.
(a)(1)(b)	Election Form.
(a)(1)(c)	Withdrawal Form.
(a)(1)(d)	Forms of Confirmation E-mail or Letter.
(a)(1)(e)	Form of Reminder E-mails or Letters to Eligible Employees.
(a)(1)(f)	Form Amendment to Stock Option Agreements.
(a)(1)(g)	Form of Notice of Acceptance of Options for Amendment.
(a)(1)(h)	Form of Addendum Listing Eligible Options.
(a)(1)(i)	Form of Cover Memorandum to Employees.
(a)(1)(j)	Power point presentation to employees describing offer to amend.
(b)	Not Applicable.
(d)

2004 Long-Term Incentive Plan of Fossil, Inc., as amended (incorporated by reference to Exhibit 10.2 of the Company’s Registration Statement of Form S-1, registration no. 33-45357, filed with the Securities and Exchange Commission; Exhibits 10.8 and 10.9 of the Company’s Report on Form 10-K for the year ended January 1, 2005; Exhibit 4.1 of the Company’s Report on Form 10-Q for the quarterly period ended July 7, 2001; Exhibits 10.21 and 10.22 of the Company’s Report on Form 10-K for the year ended December 31, 2005; and Exhibit 10.1 of the Company’s Current Report on Form 8-K, dated May 24, 2006).

(g)	Not Applicable.
(h)	Not Applicable.

ii